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March 19, 2013	Colleen Bathen Meyer T +1 415 315 6366 F +1 415 315 4819 colleen.meyer@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Edward P. Bartz, Esq. and Chad Eskildsen

Re:	DoubleLine Equity Funds (the “Trust”), with respect to DoubleLine Equities Small Cap Growth Fund (the “Small Cap Fund”), DoubleLine Equities Growth Fund (the “Growth Fund”) and DoubleLine Equities Technology Fund (the “Technology Fund” and, together with the Small Cap Fund and the Growth Fund, the “Funds”), File Nos. 333-186042 and 811-22790

Dear Messrs. Bartz and Eskildsen:

This letter sets forth the responses of the Trust to comments of the staff (the “Staff”) of the Securities and Exchange Commission that you provided to me telephonically on March 18, 2013 regarding the Trust’s pre-effective amendment number 2 to its registration statement on Form N-1A, which was filed with the SEC on March 18, 2013. Simultaneously with the filing of this letter, the Trust is also filing via EDGAR pre-effective amendment number 3 to its registration statement (“Amendment No. 3”). Capitalized terms not defined herein shall have the same meanings ascribed to them in Amendment No. 3, and page numbers referenced herein refer to page numbers in Amendment No. 3.

PROSPECTUS

Fund Summary — DoubleLine Equities Small Cap Growth Fund

Principal Investment Strategies (Page 3)

1.	Comment: The fourth paragraph of this section states that the Small Cap Fund’s investments may include bonds and debentures convertible into equities and that such convertible bonds and debentures may be of any credit quality and maturity. Since the convertible bonds and debentures may be of any credit quality, please add disclosure that such convertible bonds and debentures include below investment grade or “junk” bonds in the principal investment strategies section. Also, please add disclosure to the “convertible securities risk” in the principal risks section that such convertible securities include below investment grade, or “junk” bonds.

Response: The requested changes have been made.

STATEMENT OF ADDITIONAL INFORMATION

Financial Statements

2.	Comment: Note 6 to the Notes to Financial Statements states that the Adviser has agreed to advance organizational and offering expenses subject to potential recovery. Please clarify whether organizational expenses are subject to recovery. If so, please add a Statement of Operations to the Financial Statements and data regarding accrued expenses and receivables to the Statement of Assets and Liabilities.

Response: Organizational expenses are not subject to recovery by the Adviser. The Trust has revised the disclosure in Note 6 accordingly.

3.	Comment: Please expand the disclosure regarding offering costs in Note 6 to the Notes to Financial Statements. Specifically, please state that offering costs will be deferred until the beginning of the Funds’ operations and, if true, that they will be amortized over the first 12 months. Please also clarify whether the recoupment of any waivers or reimbursements made by the Adviser in respect of offering costs will be subject to the expense limitation agreement that was in place at the time of such waiver or reimbursement.

Response: The requested changes have been made.

We believe that this submission fully responds to your comments. The Trust has requested acceleration of effectiveness of its registration statement for March 20, 2013 at 9:00 am or as soon thereafter as is practicable. Please feel free to call me at (415) 315-6366 or my colleague Jeremy C. Smith at (212) 596-9858 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Colleen Meyer

Colleen Meyer

cc:	Ronald R. Redell
Neal Zalvan
Timothy W. Diggins
Jeremy C. Smith